CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION FOR INSTITUTIONAL FINANCIAL PROFESSIONAL USE ONLY Specially prepared for Ozark National Life Insurance Co. & N.I.S. Financial Services Inc. Manning & Napier Advisors May 21, 2020 Target Series Merger Proxy Filed by the Pro - Blend Conservative Term Series, Pro - Blend Moderate Term Series, Pro - Blend Extended Term Series, Pro - Blend Maximum Term Series, each a series of Manning & Napier Fund, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a - 12 under the Securities Exchange Act of 1934 Subject Company: Target Income Series, Target 2015 Series, Target 2020 Series, Target 2025 Series, Target 2030 Series, Target 2035 Series, Target 2040 Series, Target 2045 Series, Target 2050 Series, Target 2055 Series, Target 2060 Series, each a series of Manning & Napier Fund, Inc. Investment Company Act File No.: 811 - 04087 Date: May 21, 2020

2 FOR INSTITUTIONAL FINANCIAL PROFESSIONAL USE ONLY The information in this communication and the Pro - Blend Series’ Prospectuses/Proxy Statements is not complete and may be changed . We may not sell the Pro - Blend Series’ securities until the registration statement filed with the Securities and Exchange Commission (SEC) relating to the Target Date Series reorganizations into the Pro - Blend Series is effective (the Reorganizations) . This communication and the Pro - Blend Series’ Prospectuses/Proxy Statements is not an offer to sell the Pro - Blend Series’ securities and the Pro - Blend Series is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted . Investors should consider the Pro - Blend Series’ investment objectives, risks, charges and expenses carefully before investing . The Pro - Blend Series’ Prospectuses/Proxy Statements contain this and other important information about the Pro - Blend Series and should be read carefully before investing . The preliminary version of the Pro - Blend Series’ registration statement relating to the Reorganizations has been filed with the SEC and can be obtained by visiting the SEC’s website at www . sec . gov . The Reorganizations discussed in this communication are subject to approval by the shareholders of each Target Date Series . Shareholders of the Target Date Series will receive a prospectus/proxy statement that describes the investment objectives, strategies, expenses and risks of an investment in the Pro - Blend Series and provides more detailed information about the Reorganizations . When it is available, please read the prospectus/proxy statement carefully before making any decision to invest or when considering the Reorganizations . The prospectus/proxy statement will be available for free on the SEC’s website ( www . sec . gov ) . If shareholders approve the Reorganizations and other closing conditions are met, the Reorganizations are anticipated to close in September 2020 . This communication is not a solicitation of a proxy from any investor or security holder.

3 3 FOR INSTITUTIONAL FINANCIAL PROFESSIONAL USE ONLY Target Series Merger and Proxy What is Happening? • On May 21 st, Manning & Napier Advisors filed an initial proxy with the SEC to propose merging the Target Series into Manning & Napier’s range of four risk based portfolios, the Pro - Blend Series . • The current underlying holdings of the Target Series are the Blended Asset Series, which mirror the risk based Pro - Blend Series . Why is this Happening? • The Target Series were offered as a solution for both individual clients and Retirement Plan clients. • Manning & Napier offers target date portfolios in Collective Investment Trust (CIT) vehicles that are only for use by qualified retirement plans. • Qualified Retirement business has increasingly selected CITs or moved from mutual funds into CITs. • Risk based portfolios allow individual shareholders to customize their allocation to their specific needs.

4 FOR INSTITUTIONAL FINANCIAL PROFESSIONAL USE ONLY The Pro - Blend Series What are the Pro - Blend Series? • The Pro - Blend Series are a range of four multi - asset class portfolios designed to meet different investor objectives based on their time horizon and risk tolerance • Each of the Pro - Blend Series have 20+ year track records • The Pro - Blend Series are managed by the same investment team using the same investment process as the Target Series • NIS/Ozark uses the Pro - Blend Maximum Term Series for Balanced Program clients today

5 FOR INSTITUTIONAL FINANCIAL PROFESSIONAL USE ONLY Estimated Timeline and Shareholder Communications Existing NIS Clients • The initial proxy statement filing is now under review and comment by the SEC . This review process is 30 days at a minimum . We expect to file the effective proxy and commence the shareholder mailing in early July, however, this depends on the length of the SEC review . • All current NIS shareholders in the Target Series will receive the proxy statement and will have the ability to vote . • BNY Mellon has the ability to vote all NIS IRA shareholder proxies in the same proportion as other IRA votes received . If your IRA clients do not vote, BNY Mellon will vote on their behalf . • If the merger is approved by shareholders, current shareholders will see their holdings merged into the appropriate risk based fund over the Merger Weekend in September . • For taxable accounts, this merger will NOT be a taxable event . New NIS Clients • Revised Manning & Napier Sales Kits and Sign up Kits have been developed for the Pro - Blend Series and are ready to use . • Initial Proxy Filing • Announcement to NIS/Ozark Agents May • SEC Review June • Effective Proxy Filing & shareholder mailing • Target Series closes to new investors July • Special Shareholder Meeting August • Special distributions declared by Target date funds • Merger Weekend September

6 6 FOR INSTITUTIONAL FINANCIAL PROFESSIONAL USE ONLY Target Vintage Equivalent Pro-Blend Series Income Conservative 2020 Moderate 2025 Moderate 2030 Extended 2035 Extended 2040 Extended 2045 Maximum 2050 Maximum 2055 Maximum 2060 Maximum Target Series Merger Details • Upon Shareholder approval, each Target Series vintage will merge into one Pro - Blend Series based on its current allocation • Three of the Target vintage (2025, 2035, and 2040) will merge into a more conservative investment option • One Target vintage (2045) will merge into a more aggressive investment option • All other Target vintages will map to a fund with the same allocation

7 FOR INSTITUTIONAL FINANCIAL PROFESSIONAL USE ONLY Sales Kit Materials • Sales Kit and Sign up Kit materials have been updated to allow new mutual fund accounts to be directed into the Pro - Blend Series • Clients still select one investment option based on their time horizon and risk tolerance • Investor profile to help select an appropriate fund • More customized and simplified solution as no glidepath or automatic changes to the investment objective over time